September 3, 2024

Shaolin Hong
Chief Executive Officer
Fuxing China Group Ltd
Hangbian Industry Area
Longhu Town, Jinjiang City
Fujian Province 362241
China

       Re: Fuxing China Group Ltd
           Amendment No. 2 to Registration Statement on Form F-1
           Filed August 21, 2024
           File No. 333-278459
Dear Shaolin Hong:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 17, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1
Risk Factors, page 43

1. Please revise your risk factors on page 43 to highlight the potential for increased costs to bring a claim arising under the deposit agreement and disclose whether the jury trial waiver and arbitration provisions apply to purchasers in secondary transactions.
Capitalization, page 56

2. Please revise the liability section of your capitalization table to only include your short and long-term debt. In addition, include a double line underneath the cash and cash equivalents line item in the table to distinguish it from the capitalization line items.
 September 3, 2024
Page 2

Dilution, page 57

3. Please revise your disclosure to illustrate the dilution on a per share basis. If you choose to also present dilution per ADS, such disclosure should be a supplement to the disclosure required by Item 9.E. of Form 20-F. In this regard, please also disclose the estimated initial public offering price per ordinary share based on the $5 midpoint price per ADS with each ADS representing 20 ordinary shares.
       Please contact SiSi Cheng at 202-551-5004 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact
Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing